July 26, 2024

Daniel Lochner
Chief Financial Officer
Tectonic Therapeutic, Inc.
490 Arsenal Way
Suite 210
Watertown, MA 02472

        Re: Tectonic Therapeutic, Inc.
            Registration Statement on Form S-1
            Filed July 19, 2024
            File No. 333-280909
Dear Daniel Lochner:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Courtney T. Thorne, Esq.